                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    284470101
       ------------------------------------------------------------------
                                 (CUSIP Number)
                James D. Bennett, Bennett Management Corporation
     2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901
                                 (203) 353-3101
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 8, 2000
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             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

---------------------------------------------------- ----------------------------- ----------------------------------------------
CUSIP No. 284470101                                                                Page 2 of 5 Pages
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
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                James D. Bennett
----------- ---------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)
                                                                                                                              (b)
----------- ---------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                                                       AF
----------- ---------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      USA
------------------------- ---------- --------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                                                                  None
------------------------- ---------- --------------------------------------------------------------------------------------------
       NUMBER OF
         SHARES           ---------- --------------------------------------------------------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY
          EACH                                                                 1,319,823/1/
       REPORTING          ---------- --------------------------------------------------------------------------------------------
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                                                                    None
                          ---------- --------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                                                               1,319,823/1/
------------------------- ---------- --------------------------------------------------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   1,319,823/1/

----------- ---------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          |_|

----------- ---------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     8.86%

----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                                       IN
----------- ---------------------------------------------------------------------------------------------------------------------

------------------------
/1/ James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 905,000 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 414,823 of the shares with Bennett Offshore Restructuring Fund, Inc.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         905,000 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $5,419,652.90. 414,823 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $2,854,639.38. The funds for all purchases of Common Stock made by BRF or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

         In Mr. Bennett's prior Amendment to this Schedule 13D, Mr. Bennett noted that he, BRF and BORF had become aware of the supplementary proxy materials filed by the Company on Schedule 14A on July 20, 2000. On August 21, 2000, the Company filed its definitive proxy materials on Schedule 14A, which definitive proxy materials set forth substantially the same director nominations and amendments to the corporate governance provisions as had been described in the Company's supplementary proxy materials filed in late July.

         Based upon a review of the definitive proxy materials filed by the Company, Mr. Bennett continues to believe that the measures set forth in the Settlement Agreement, dated as of July 19, 2000, by and among the Company, PPM America Special Investments Fund, L.P., PPM America Special Investments CBO II, L.P., PPM America, Inc., Snyder Capital Management, Inc., and most of the Company's directors (the "Settlement Agreement"), represent positive steps by the Company to increase shareholder value as well as a positive response to longstanding shareholder concerns. Thus, Mr. Bennett, BRF and BORF already have voted their shares (by proxy) in support of the nominees proposed by the Company for election to the Company's Board of Directors and in support of the proposals set forth in the Settlement Agreement to be made at the Company's Annual Meeting.

         Furthermore, Mr. Bennett, BRF and BORF have encouraged the Company to embark on a self-tender offer or similar stock buyback program. On August 29, 2000, the Company announced its intention to commence a tender offer for up to 3,333,333 shares of Common Stock at prices not greater than $6.00 per share nor less than $4.50 per share. On September 8, 2000, the Company began the self-tender offer. Mr. Bennett strongly supports the Company's decision to commence this self-tender offer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of September 13, 2000, Mr. Bennett is deemed to beneficially own 1,319,823 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 905,000 of the shares with BRF. BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 414,823 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's Tender Offer Statement, filed on Schedule TO on September 8, 2000, 14,893,114 shares of Common Stock were outstanding as of September 1, 2000. Therefore, Mr. Bennett is deemed to beneficially own 8.86% of the issued and outstanding shares of the Company's Common Stock. BRF and BORF have purchased a total of 193,500 shares of Common Stock since the filing of Mr. Bennett's last Amendment to this Schedule 13D. Schedule I to this 13D filing provides certain information with respect to those purchases.

         (d)  Not applicable.

         (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.  Schedule I

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2000
                                              /s/ James D. Bennett
                                              ---------------------------
                                              James D. Bennett

                                   SCHEDULE I

                        ELDER-BEERMAN STOCK TRANSACTIONS
                        OF BRF AND BORF SINCE THE DATE OF
                        THE FILING OF MR. BENNETT'S LAST
                         AMENDMENT TO THIS SCHEDULE 13D

   Trade Date        Type of Transaction     Number of Shares            Trade Amount           Price per Share
                                              Purchased/Sold
    08/09/00              Purchase                  2,500                   8,775.00                $3.51
    08/10/00              Purchase                 50,000                 175,025.00                $3.50
    08/15/00              Purchase                 10,000                  35,850.00                $3.585
    08/16/00              Purchase                  9,000                  32,830.00                $3.65
    08/22/00              Purchase                 10,000                  33,975.00                $3.40
    08/30/00              Purchase                  2,000                   8,815.00                $4.41
    08/30/00              Purchase                 25,000                 109,400.00                $4.38
    08/31/00              Purchase                 25,000                 111,462.50                $4.46
    09/06/00              Purchase                  9,000                  40,705.00                $4.52
    09/08/00              Purchase                 51,000                 231,162.10                $4.53